6/4.



03022614

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Jinhui Shipping & Transportation Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 19 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4054 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03


JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

ANNUAL 2002

Contents

	Page
CORPORATE INFORMATION	2
LETTER TO SHAREHOLDERS	3
BUSINESS PROFILE	8
CORPORATE GOVERNANCE	10
BOARD OF DIRECTORS	12
DIRECTORS' REPORT	13
AUDITORS' REPORT	16
CONSOLIDATED INCOME STATEMENT	17
BALANCE SHEETS	18
STATEMENTS OF CHANGES IN EQUITY	20
CONSOLIDATED CASH FLOW STATEMENT	21
NOTES TO THE FINANCIAL STATEMENTS	22

Corporate Information

EXECUTIVE DIRECTORS

Ng Siu Fai, *Chairman*
Ng Kam Wah Thomas, *Managing Director*
Ng Ki Hung Frankie
Ho Suk Lin Cathy

NON-EXECUTIVE DIRECTOR

So Wing Hung Peter

COMPANY SECRETARY

Ho Suk Lin Cathy

AUDITORS

Moores Rowland

WEBSITE

www.jinhuiship.com

CONTACTS

Tel: (852) 2545 0951
Fax: (852) 2541 9794
E-mail: info@jinhuiship.com

STOCK CODE

Oslo Stock Exchange: JIN

SHARE REGISTRARS

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Nordea Bank Norge ASA
P.O. Box 1166 Sentrum
0107 Oslo, Norway

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

CORRESPONDENCE ADDRESS

26th Floor, Yardley Commercial Building
1-6 Connaught Road West
Hong Kong SAR, PRC

Noraudit DA
Munkedamsveien 45
P.O. Box 1704, Vika
0121 Oslo, Norway

Letter to Shareholders

Dear shareholders,

RESULTS

The consolidated turnover of the Company and its subsidiaries (the "Group") for year ended 31 December 2002 amounted to US$70,139,000, representing a decrease of 11% from the consolidated turnover of US$79,025,000 for 2001. The Group's consolidated net loss for the year was US$11,577,000 as compared with a net profit of US$3,325,000 for 2001. The basic loss per share for the year was US$0.12 as compared with basic earnings per share of US$0.03 for 2001.

The year 2002 was a difficult year for the Group in the overall bearish economic conditions. Though the freight rates picked up especially during the last quarter, the prolonged high operation costs greatly affected the shipping industry. During the year, the overall performance of the Group for the year was also adversely affected by a provision for a claim receivable and exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and weakening of United States Dollars.

DIVIDENDS

The board of directors (the "Board") has resolved not to recommend the payment of any final dividend for the year (2001: Nil). As interim dividend has also not been declared in the year (2001: Nil), there will be no dividend distribution for the whole year of 2002 (2001: Nil).

REVIEW OF OPERATIONS

Chartering freight and hire. The start of the year was gloomy with freight rates staying low while the costs seemed inexorably to rise. During the year, the global economy still underwent slow recovery but the freight rates picked up steadily due to strong demands. The Baltic Dry Index opened at 876, increased steadily to above 1,000 during mid of the year and then rose impressively since September 2002 to end the year at 1,738.

REVIEW OF OPERATIONS *(Continued)*

BALTIC DRY INDEX


2000
1500
1000
500
Jan 1998
Apr
Jul
Oct
Jan 1999
Apr
Jul
Oct
Jan 2000
Apr
Jul
Oct
Jan 2001
Apr
Jul
Oct
Jan 2002
Apr
Jul
Oct
Jan 2003

The increase in freight rates has a positive impact on the Group's chartering activities but the operating costs such as fuel costs and maintenance expenses still remained high throughout the year. The chartering turnover was US$69,698,000 for the year, representing a decrease of 11% as compared to that of last year. The Group's shipping business ran at an operating profit of US$373,000 for the year, representing a decrease of 81% as compared to an operating profit of US$1,973,000 last year.

During recent years, the Group has concentrated on its shipping operations and scaled back its interests and investments in other activities. The Group has committed to build seven dry bulk vessels since 1997, all of which had been delivered as scheduled by end of the year. As scheduled, motor vessels "Jin Tai", "Jin Kang" and "Jin Ping" were delivered respectively in January, March and September 2002. On the other hand, the Group entered into agreements in October 2002 to dispose two 1985 built motor vessels "Jin Yi" and "Jin Sheng" for a total consideration of US$10,965,000. Motor vessels "Jin Yi" and "Jin Sheng" were delivered to the buyers in mid November 2002 and mid January 2003 respectively.

REVIEW OF OPERATIONS *(Continued)*

While the Group's expertise remained in Asia, by deploying a flexible and responsive sales strategy as well as an efficient fleet of vessels, the Group managed to serve a balancing portfolio of customers geographically during the year.

Turnover by Geographical Location of the Loading Ports


2002
2001
Others 0.78%
Africa 6.15%
Europe 10.23%
Asia excluding China 22.08%
North America 11.33%
China 19.04%
South America 15.09%
Australia 15.3%
Others 1.12%
Africa 6.29%
Europe 8.28%
Asia excluding China 19.56%
China 15.15%
North America 26.39%
South America 6.27%
Australia 16.94%

Turnover by Geographical Location of the Discharging Ports


2002
2001
Others 3.99%
Africa 6.08%
Asia excluding China 27.90%
Europe 36.20%
China 14.78%
Australia 1.10%
North America 6.98%
South America 2.97%
Others 1.76%
Africa 8.11%
Asia excluding China 31.35%
Europe 16.62%
North America 14.24%
China 10.36%
South America 8.46%
Australia 9.10%

REVIEW OF OPERATIONS *(Continued)*

Investments in China. On the whole, the operating results of the Group's investments in China improved from a loss of US$291,000 for 2001 to a profit of US$756,000 for the year. It was partly attributable to a gain on termination of the investment in toll road located in Zhongshan, the People's Republic of China, upon receipt of an amount of US$2,000,000, that is, the original cost of the investment.

Other operations. The Group's other operations recorded an operating loss of US$10,978,000 for the year. It was partly attributable to a provision of US$3,872,000 made for a claim receivable from China Nonferrous Metals Group (Hong Kong) Limited ("CNMG") as an order for winding-up CNMG was issued by the High Court of Hong Kong on 8 May 2002. This claim receivable was transacted in 2000 whereby CNMG agreed to, inter alia, make certain cash payments (which amounted in aggregate to approximately US$7,333,000) by instalments in full and final settlement of the claims against various defendants in a proceedings for specific performance and damages in relation to, inter alia, the failure of certain defendants to subscribe shares in the Company. During the year, the Group also suffered from the realized and unrealized exchange loss as a result of the drastic and unexpected rebound of Japanese Yen and the weakening of United States Dollars. Contrary to year 2002, the Group's other operations for 2001 recorded a profit of US$7,119,000 mainly derived from the exchange gain as a result of the weakening of Japanese Yen. The Group has foreign currency exposures in Japanese Yen mainly derived from the borrowings in Japanese Yen to finance the payments for the deliveries of newbuildings in recent years.

FINANCIAL REVIEW

Liquidity and financial resources. The deliveries of the three dry bulk vessels, namely "Jin Tai", "Jin Kang" and "Jin Ping" during the year were mainly funded by bank loans. As a result, the Group's bank borrowings increased to US$97,634,000 as at 31 December 2002 (2001: US$66,370,000). The gearing ratio, as calculated on the basis of the total borrowings over the shareholders' funds, increased to 112% as at 31 December 2002 (2001: 67%). The Group's pledged deposits, bank balances and cash was US$14,036,000 (2001: US$26,766,000).

Pledge of assets. As at 31 December 2002, the Group's fixed assets of US$144,721,000 (2001: US$110,575,000), deposits of US$3,906,000 (2001: US$945,000), short-term investments of US$2,744,000 (2001: US$2,436,000) and shares of several ship owning companies were pledged together with the assignment of chartering income of several ship owning companies to secure credit facilities utilized by the Group.

Capital expenditures and commitments. Out of the Group's capital expenditures totalling US$52,318,000 for the year (2001: US$40,315,000), approximately US$52,251,000 (2001: US$40,279,000) was spent on the constructions of the Group's owned vessels.

As at 31 December 2002, the Group had no material capital expenditure commitment. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three dry bulk vessels at a total purchase price of US$63,450,000 and the total amount contracted but not provided for, net of deposits paid, was US$50,670,000.

Letter to Shareholders

CHANGES IN SHARE CAPITAL

At the annual general meeting of the Company held on 9 May 2002, the resolutions in respect of the reduction of capital, adjustment of the nominal value of issued shares of the Company and cancellation and increase in authorized but unissued share capital of the Company ("Capital Reduction") were approved by the shareholders. The authorized share capital of the Company is now US$40 million divided into 800 million shares of US$0.05 each, of which 98,428,341 shares were issued and fully paid. The credit amount of US$44,292,753.45 arising from the Capital Reduction was credited to the contributed surplus account of the Company.

OUTLOOK

The middle east conflicts and threats from terrorists have enormous influences on the economic activities; the fundamentals of the global economy do not look promising. Although the shipping market has enjoyed greatly improved rates over the past few months, the outlook for the near future is full of uncertainty and volatility. In particular, the sharp rise in oil prices is a major concern for the shipping industry as well as other industries. A regain of business confidence and an improvement in the health of the global economy would be the main driving forces in the long run. While focusing on the core shipping business, the Group will continue taking efforts to improve efficiency, reduce the operating costs and remain conscious to the changing market conditions in mapping out its business and investment strategies.

APPRECIATION

I would like to take this opportunity to express my gratitude to my colleagues on the Board for their valuable contribution and to the staff for their hard work, commitment and dedication throughout the year.

By Order of the Board
Ng Siu Fai
Chairman

19 March 2003

Business Profile

The Company was incorporated with limited liability in Bermuda on 16 May 1994. Following a reorganization in June 1994, the Company became the immediate holding company of the shipping and investment group. Its major shareholder is Jinhui Holdings Company Limited ("Jinhui Holdings") which holds approximately 50.9% interests in the Company. Since 1994, the Company's shares have been trading under a full listing on the Oslo Stock Exchange (code: JIN) and also trading in the over-the-counter market (SEAQ International) in London. Besides, the Company's Level 1 ADR programme was launched in the U.S.A. in 1996.

SHIPPING BUSINESS

The Group's shipping activities began in the mid 1980's, principally in the form of chartering dry bulk carriers worldwide. The Group masterminds a complex and meticulous shipping operation linking suppliers with end users around the world. Its chief task is to identify the exact requirements of clients and charter in suitable ships to carry bulk cargo for specific voyages or periods of time.

The Group also owns a number of vessels which are either used for carrying its own cargo or time chartered out to other shipping operators, whichever is expected to bring a higher economic benefit to the Group. The Group's owned vessels as at date of this report are listed below:

Name of owned vessels	Type	Size (DWT) *(Tonnes)*	Year built	Builder
M.V. Jin Bi	Bulk carrier	34,062	1983	Mitsubishi H.I.
M.V. Jin Shun	Bulk carrier	39,728	1984	Imabari
M.V. Jin Da	Bulk carrier	41,346	1986	C.S.B.C.
M.V. Jin Hui	Bulk carrier	50,777	2000	Oshima
M.V. Jin An	Bulk carrier	50,786	2000	Oshima
M.V. Jin Li	Bulk carrier	50,777	2001	Oshima
M.V. Jin Fu	Bulk carrier	50,777	2001	Oshima
M.V. Jin Tai	Bulk carrier	74,204	2002	Oshima
M.V. Jin Kang	Bulk carrier	74,204	2002	Oshima
M.V. Jin Ping	Bulk carrier	50,777	2002	Oshima

The key to success in the ship chartering business is timing, performance and relationship. Ship charterers have to know their clients and suppliers well, building up a mutual bond of trust and respect. It is in this important area that the Group has always excelled, helping to cement contracts and maintain reasonable market share even during difficult periods when the economy has been weak.

In order to enhance its relationship with clients worldwide and its efficiency in the chartering operations, the Group has established a shipping branch office in New York since 1995.

SHIPPING BUSINESS *(Continued)*

It is the Group's policy to comply with all applicable environmental legislation and regulations in its shipping operations to avoid the emission of noxious liquids into the environment. Accordingly, all the Group's vessels are equipped with the appropriate preventive, monitoring and control devices to meet legal and regulatory requirements.

OTHER LONG TERM INVESTMENT

The Group has also invested US$5.8 million, representing 36.7% equity interest, in a co-operative joint venture, namely Shanxi Jinyao Coke & Chemical Ltd. ("Jinyao"), in Shanxi Province of China, where the country's largest and best coking coal reserve is found. Jinyao commenced its battery type of metallurgical coke production in 1998 and has achieved its full annual capacity of around 230,000 tonnes. The investment is expected to bring contribution to the Group for 20 years.

Corporate Governance

The Group has established various self-regulatory and monitoring mechanisms to ensure that effective corporate governance is practised.

THE BOARD

The Board has the ultimate responsibility for the management and administration of the affairs of the Company. The Board is now composed of the Chairman, the Managing Director, two Executive Directors and one Non-executive Director. The Chairman is responsible for overseeing the functioning of the Board whilst the Managing Director, supported by the Executive Directors, is responsible for managing the Group's business, including the implementation of major strategies and initiatives adopted by the Board. The Non-executive Director serves the important function of advising the management on strategies development and ensure that the Board maintain high standards of financial and other mandatory reporting as well as providing adequate checks and balances for safeguarding the interests of shareholders and the Company as a whole.

All directors are kept informed on a timely basis of major changes that may affect the Group's business including relevant rules and regulations. The Board meets regularly and approves the Group's overall strategies, major acquisitions and disposals, annual and interim results and any other significant operational and financial matters. The directors will seek independent professional advice in performing their duties where appropriate.

All directors, apart from the Chairman and Managing Director, are subject to retirement by rotation at the annual general meeting.

FINANCIAL REPORTING

The interim results announcements and reports are released by the Company for each of the financial year's four quarters within two months subsequent to each quarter end. Annual reports together with audited financial statements are adopted by the Board within three months subsequent to each financial year end.

The financial statements are prepared in accordance with Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong which do not differ in all material respects from applicable International Accounting Standards.

INTERNAL CONTROL

The internal control and accounting systems of the Group are designed to provide reasonable assurance that assets are safeguarded against unauthorized use or disposition, transactions are executed in accordance with management's authorization and the accounting records are reliable for preparing financial information used within the business for publication and maintaining accountability for assets and liabilities.

SHAREHOLDERS' MEETINGS, INVESTOR RELATIONS AND COMMUNICATION

Shareholders of the Company are entitled to attend shareholders' meeting in person or by proxy. An annual general meeting and any special general meeting at which it is proposed to pass a special resolution must be called by giving at least 21 days' notice in writing and any special general meeting shall be called by giving at least 14 days' notice in writing. As a general rule, decisions which shareholders are entitled to make pursuant to Bermuda law may be made by a simple majority of votes cast at a general meeting. However, the Bye-laws of the Company provide that any decision to, inter alia, amend the Bye-laws of the Company or to alter the share capital of the Company requires the approval of at least two-thirds of votes cast by those members present in person or by proxy at a general meeting.

Whilst shares of the Company are held through the Norwegian Verdipapirsentralen (the Norwegian Registry of Securities or known as the "VPS" hereinafter), Nordea Bank Norge ASA ("Nordea Bank") alone will be entitled to attend and vote at general meetings in respect of shares so held. However, Nordea Bank has undertaken to appoint the owners of such shares registered in the VPS (or its nominee) as its proxy at such meetings and such proxies will be free to vote thereat as they elect. In order to vote through Nordea Bank at an annual or special general meetings, shareholders must have registered their shareholdings in the VPS.

In order to further promote effective communication, the Company maintains a website (www.jinhuiship.com) to disseminate shareholder information electronically on a timely basis.

EMPLOYEES AND REMUNERATION POLICY

The Group remunerates its employees, including the directors, in accordance with their performances, experiences and prevailing market practices and provided them with usual fringe benefits. As far as the Group is aware, it complies with all relevant applicable regulations concerning employment, social benefits and labour safety.

The Group has a good relationship with its employees and workers and has never experienced any disruption of its operation as a result of industrial disputes.

Board of Directors

Ng Siu Fai, *Chairman*

Aged 46. Appointed as a director of the Company in 1994. As one of the two original founders of the Group in 1987, Mr. Ng was appointed as the chairman of Jinhui Holdings, the Company's holding company, in 1991. His responsibility is to formulate strategic planning for the Group as well as overseeing all aspects of the Group's operations. Mr. Ng has more than 20 years of experience in the shipping industry, of which over 10 years are in business management and China trade.

Mr. Ng is a brother of Messrs. Ng Kam Wah Thomas and Ng Ki Hung Frankie, both are directors of the Company (as disclosed hereinafter).

Ng Kam Wah Thomas, *Managing Director*

Aged 40. Appointed as a director of the Company in 1994. Mr. Ng is the other founder of the Group in 1987 and was appointed as a director of Jinhui Holdings in 1991. He is responsible for the Group's overall activities with particular emphasis in chartering. Mr. Ng holds a bachelor's degree in arts from the University of Guelph in Canada and a diploma in management studies, specializing in shipping, from the Plymouth Polytechnic in the United Kingdom.

Ng Ki Hung Frankie, *Executive Director*

Aged 49. Appointed as a director of the Company in 1994 and a director of Jinhui Holdings in 1991. Mr. Ng is responsible for the Group's investments in China as well as transportation services. Mr. Ng has more than 20 years of working experience in the shipping industry particularly in areas of agency shipping, lighterage and feeder services between Hong Kong and China.

Ho Suk Lin Cathy, *Executive Director*

Aged 39. Appointed as a director and the company secretary of the Company in 1994 and a director of Jinhui Holdings in 1993. Ms. Ho is responsible for the Group's financial controls and secretarial matters. Ms. Ho has over 17 years of working experience in finance and management. Prior to joining the Group in 1991, she worked in an international accounting firm. Ms. Ho is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

So Wing Hung Peter, *Non-executive Director*

Aged 50. Appointed as a director of the Company and a director of Jinhui Holdings in 1994. Mr. So has an extensive career in international banking and finance gained from his senior management positions in major international banks and financial institutions in Hong Kong and London. He is currently a director of some other companies listed in Hong Kong and London. Mr. So is an associate member of the Chartered Institute of Management Accountants and the Institute of Financial Services.

Directors' Report

The directors submit herewith their annual report and the audited financial statements of the Group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The subsidiaries are principally engaged in the businesses of ship chartering, ship owning, transportation and warehousing.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 17.

The Board has resolved not to recommend the payment of any final dividend (2001: Nil) for the year ended 31 December 2002. As interim dividend has also not been declared in the year (2001: Nil), there will be no dividend distribution for the whole year of 2002 (2001: Nil).

FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in note 9 to the financial statements.

SUBSIDIARIES

Details of the Company's principal subsidiaries are set out in note 30 to the financial statements.

VESSEL MORTGAGE LOANS AND SECURED BANK OVERDRAFT

Details of the vessel mortgage loans and secured bank overdraft of the Group at balance sheet date are set out in note 17 to the financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 15 to the financial statements.

RESERVES

Details of the movements in reserves of the Company and the Group during the year are set out in the statements of changes in equity on page 20.

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to US$4,000.

DIRECTORS AND THEIR INTERESTS IN SHARES AND RIGHTS TO ACQUIRE SHARES

The directors of the Company who held office during the year and up to the date of this report and their respective interests in shares of the Company were as follows:

	Interests in shares
Mr. Ng Siu Fai	*Note 1*
Mr. Ng Kam Wah Thomas	*Note 1*
Mr. Ng Ki Hung Frankie	*Note 1*
Ms. Ho Suk Lin Cathy	–
Mr. So Wing Hung Peter	*Note 2*
Mr. Wu Jian Chang *(resigned on 8 March 2002)*	–

In accordance with the Company's Bye-Laws, Ms. Ho Suk Lin Cathy retires at the forthcoming Annual General Meeting and, being eligible, offers herself for re-election.

Notes:

1. Lorimer Limited, in its capacity as trustee of the Ng Hing Po 1991 Trust, is the legal owner of the entire issued share capital of Fairline Consultants Limited ("Fairline") which is the legal and beneficial owner of 303,856,282 shares of Jinhui Holdings, (representing approximately 57.7% interests in Jinhui Holdings) and 494,049 shares of the Company at balance sheet date. Jinhui Holdings has an approximately 50.9% interest in the Company at balance sheet date. The Ng Hing Po 1991 Trust is a discretionary trust, the eligible beneficiaries of which include members of the Ng family. Both Messrs. Ng Siu Fai and Ng Kam Wah Thomas are directors of Fairline.

2. A family member of Mr. So Wing Hung Peter was the beneficial owner of 2,500,000 shares of Jinhui Holdings and 15,000 shares of the Company at balance sheet date.

Save as disclosed herein, none of the directors or their associates had any interest either beneficially or non-beneficially in any shares of the Company, its holding company or any of its subsidiaries and associated corporations at balance sheet date and at no time during the year was the Company, its holding company or any of its subsidiaries a party to any arrangements to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 26 to the financial statements, no other contracts of significance to which the Company, its holding company, a fellow subsidiary or a subsidiary was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

RELATED PARTY TRANSACTIONS

Details of the Group's related party transactions are set out in note 27 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the year.

AUDITORS

A resolution will be submitted to the forthcoming Annual General Meeting to re-appoint the auditors, Messrs. Moores Rowland, *Chartered Accountants, Certified Public Accountants.*

On behalf of the Board
Ng Kam Wah Thomas
Managing Director

19 March 2003


mri
Moores Rowland

To the members
Jinhui Shipping and Transportation Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 17 to 48 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the loss and cash flows of the Group for the year then ended.

Moores Rowland
Chartered Accountants
Certified Public Accountants

Hong Kong, 19 March 2003

Consolidated Income Statement

Year ended 31 December 2002

	Note	**2002 US$'000**	2001 US$'000	2000 US$'000
Turnover	3	**70,139**	79,025	53,611
Other operating income		**6,652**	8,574	6,234
Voyage related expenses		**(60,258)**	(69,675)	(45,270)
Staff costs	4	**(2,484)**	(3,104)	(3,300)
Other operating expenses		**(4,773)**	(4,719)	(5,008)
Other net (expenses) income		**(10,663)**	7,239	7,432
Depreciation and amortization		**(8,462)**	(6,898)	(6,093)
(Loss) Profit from operations	5	**(9,849)**	10,442	7,606
Interest income		**767**	2,043	3,001
Interest expenses	6	**(2,511)**	(2,614)	(1,559)
Provision for impairment loss of fixed assets		**-**	(6,541)	(23,124)
(Loss) Profit before taxation		**(11,593)**	3,330	(14,076)
Taxation	7	**-**	(19)	-
(Loss) Profit from ordinary activities after taxation		**(11,593)**	3,311	(14,076)
Minority interests		**16**	14	8
Net (loss) profit for the year		**(11,577)**	3,325	(14,068)
Basic (loss) earnings per share	8	**(US$0.12)**	US$0.03	(US$0.14)

Balance Sheets

At 31 December 2002

	Note	Group		Company	
		2002	2001	**2002**	2001
		US$'000	*US$'000*	***US$'000***	*US$'000*
ASSETS					
Non-current assets					
Fixed assets	*9*	**167,822**	131,436	**–**	–
Interests in subsidiaries	*10*	**–**	–	**106,550**	127,878
Other investments	*11*	**4,219**	5,850	**–**	–
Other non-current assets	*12*	**537**	465	**–**	–
		172,578	137,751	**106,550**	127,878
Current assets					
Inventories	*13*	**211**	312	**–**	–
Short-term investments	*14*	**3,422**	3,546	**–**	–
Trade receivables		**1,636**	1,781	**–**	–
Prepayments, deposits and other receivables		**2,324**	6,429	**–**	3,872
Pledged deposits	*21*	**3,906**	945	**2,000**	–
Bank balances and cash		**10,130**	25,821	**1,128**	10,011
		21,629	38,834	**3,128**	13,883
Total assets		**194,207**	176,585	**109,678**	141,761

Balance Sheets

At 31 December 2002

	Note	Group 2002 US$'000	Group 2001 US$'000	Company 2002 US$'000	Company 2001 US$'000
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	15	**4,921**	49,214	**4,921**	49,214
Contributed surplus	15, 16	**44,293**	–	**44,293**	–
Share premium	16	**72,087**	72,087	**72,087**	72,087
Accumulated (losses) profits		**(34,327)**	(22,750)	**(12,485)**	19,557
Shareholders' funds		**86,974**	98,551	**108,816**	140,858
Minority interests		**(90)**	(74)	–	–
Non-current liabilities					
Vessel mortgage loans	17	**87,419**	53,344	–	–
Current liabilities					
Trade payables		**1,654**	3,170	–	–
Accrued charges and other payables		**8,016**	8,513	**843**	848
Due to holding company	18	**19**	55	**19**	55
Vessel mortgage loans	17	**7,765**	8,191	–	–
Secured bank overdraft	17	**2,450**	4,835	–	–
		19,904	24,764	**862**	903
Total equity and liabilities		**194,207**	176,585	**109,678**	141,761

Approved and authorized for issue by the Board of Directors on 19 March 2003

Ng Siu Fai
Chairman

Ng Kam Wah Thomas
Managing Director

Statements of Changes in Equity

Year ended 31 December 2002

	Issued capital US$'000	Share premium US$'000	Contributed surplus US$'000	Accumulated (losses) profits US$'000	Total US$'000
Group					
At 1 January 2001	49,214	72,087	–	(26,075)	95,226
Net profit for the year	–	–	–	3,325	3,325
At 31 December 2001	49,214	72,087	–	(22,750)	98,551
Capital reduction *(Note 15)*	(44,293)	–	44,293	–	–
Net loss for the year	–	–	–	(11,577)	(11,577)
At 31 December 2002	**4,921**	**72,087**	**44,293**	**(34,327)**	**86,974**
Company					
At 1 January 2001	49,214	72,087	–	26,982	148,283
Net loss for the year	–	–	–	(7,425)	(7,425)
At 31 December 2001	49,214	72,087	–	19,557	140,858
Capital reduction *(Note 15)*	(44,293)	–	44,293	–	–
Net loss for the year	–	–	–	(32,042)	(32,042)
At 31 December 2002	**4,921**	**72,087**	**44,293**	**(12,485)**	**108,816**

Consolidated Cash Flow Statement

Year ended 31 December 2002

	Note	**2002** **US$'000**	2001 US$'000
OPERATING ACTIVITIES			
Cash generated from operations	19(a)	**2,876**	22,395
Interest paid		**(2,495)**	(2,846)
Income tax paid		**-**	(19)
Net cash from operating activities		**381**	19,530
INVESTING ACTIVITIES			
Interest received		**787**	2,300
Dividend and investment income received, including toll income received		**1,872**	1,178
Purchase of fixed assets		**(52,318)**	(40,315)
Proceeds from disposal of fixed assets, other than investment properties		**5,602**	1
Proceeds from disposal of an investment property		**621**	–
Proceeds from termination of investment in toll road		**1,750**	–
Net cash used in investing activities		**(41,686)**	(36,836)
FINANCING ACTIVITIES			
New vessel mortgage loans		**43,995**	34,653
Repayment of vessel mortgage loans		**(13,035)**	(7,339)
(Increase) Decrease in pledged deposits		**(2,961)**	5,189
Net cash from financing activities		**27,999**	32,503
Net (decrease) increase in cash and cash equivalents		**(13,306)**	15,197
Cash and cash equivalents at 1 January		**20,986**	5,789
Cash and cash equivalents at 31 December	19(b)	**7,680**	20,986

Year ended 31 December 2002

1. GENERAL

The Company is an exempt company registered in Bermuda and its shares are listed on the Oslo Stock Exchange.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong which do not differ in all material respects from applicable International Accounting Standards. A summary of the principal accounting policies adopted by the Group is set out below.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of certain investments in securities, as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All material inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of the consideration paid over the fair value of the Group's share of net assets of the acquired subsidiary at the date of acquisition. Any goodwill arising from acquisition is recognized as an intangible asset and is amortized on a straight-line basis over its estimated useful life not exceeding 20 years. Any negative goodwill arising on acquisition is presented as a deduction from goodwill and is released to the income statement based on an analysis of the circumstances from which the balance resulted. On disposal of a subsidiary, the attributable amount of unamortized goodwill or unreleased negative goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Revenue from the operations of ship chartering or owning business is recognized on the percentage of completion basis measured by time proportion.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue recognition *(Continued)*

Income from transportation is recognized in the period when services are provided.

Income from warehousing is recognized in the period in which the properties are let out and on the straight-line basis over the lease terms.

Dividend and investment income are recognized when the shareholders' rights to receive payment have been established.

Other interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Drydocking, repairs and survey costs

Vessel repairs and survey costs are expensed as incurred. Drydocking and special survey costs are deferred and written off over the drydocking cycle of two to three years. Upon disposal of vessels, any relevant costs not yet written off are transferred to the income statement.

Foreign currencies

Transactions involving foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheet of overseas subsidiaries is translated at the approximate rates of exchange ruling at the balance sheet date while the income statement is translated at an average rate.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.

Hire income and payments applicable to operating leases in respect of time charters are recognized as revenue and expenses on the percentage of completion basis. Rental receivables and payables in respect of other operating leases are recognized as revenue and expenses respectively on the straight-line basis over the lease terms.

Taxation

The charge for taxation is based on the results for the year adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed using the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future. A deferred tax asset is not recognized unless its realization is assured beyond reasonable doubt.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Employee benefits

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme.

The obligations for contributions to defined contribution retirement scheme are recognized as an expense in the income statement as incurred and are reduced by forfeited contributions of those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the income statement when incurred.

Fixed assets

Vessels under construction are stated at cost less necessary provision for impairment loss.

Motor vessels, leasehold land and buildings and other fixed assets are stated at cost less accumulated depreciation and impairment losses.

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long-term basis for their investment potential. Upon the disposal of an investment property, the relevant portion of the investment property revaluation reserve realized in respect of previous valuations will be included in the income statement.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalized and depreciated over their expected useful lives.

The gain or loss arising from the retirement or disposal of assets is determined as the difference between the net sale proceeds and the carrying amount of the assets and is recognized as an income or expense in the income statement.

Depreciation of fixed assets

Depreciation is provided to write off the cost of motor vessels over their estimated useful lives of 25 years, after taking into account their estimated residual values, using straight-line method from the date on which they become fully operational.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Depreciation of fixed assets *(Continued)*

Depreciation is provided to write off the costs or valuation of other fixed assets (as specified below) over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method, as follows:

Leasehold land	over the term of lease
Buildings	3% per annum
Vessel's improvement	20% – 40% per annum
Utility vessels, furniture and equipment	6% – 25% per annum
Leasehold improvement	20% – 30% per annum

No depreciation is provided in respect of vessels under construction until it is completed as well as investment properties with an expired lease term of over 20 years.

Subsidiaries

A subsidiary is an enterprise, in which the Company has the power, directly or indirectly, to govern the financial and operating policies so as to obtain benefits from its activities. An investment in a controlled subsidiary is consolidated into the consolidated financial statements. In the Company's balance sheet, investments in subsidiaries are stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis.

Other investments

Toll road

Cost of investment in toll road is amortized on an annuity basis over the period of right during which toll income is accrued. The investment in toll road is stated at cost less accumulated amortization and impairment losses. The profit or loss on termination of investment in toll road is accounted for in the period in which the termination occurs as the difference between net proceeds receivable and the carrying amount of the investment in toll road.

Co-operative joint ventures

Investments made by means of joint venture structures which do not result in the Group having joint control with other venturers are accounted for as other investments (where the Group exercises neither control nor significant influence). Investments in co-operative joint ventures are stated at cost less accumulated amortization and impairment losses. Costs of investments in co-operative joint ventures are amortized over the respective duration of the joint venture contracts. Investment income is recognized on a receivable basis and in accordance with the provisions of the joint venture agreements. The profit sharing arrangement may not coincide with the proportion of the capital contribution from the joint venture partners. At the end of the joint venture period, the title to all assets of the joint venture will be reverted to the joint venture partners.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Other investments *(Continued)*

Short-term investments in securities

Short-term investments in securities are stated at their fair values in the balance sheet. The unrealized holding gains or losses for short-term investments in securities are included in the income statement.

The profit or loss on disposal of short-term investments in securities is accounted for in the period in which the disposal occurs as the difference between net sale proceeds and the carrying amount of the securities.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group determines the recoverable amount of the cash-generating unit (the smallest identifiable group of assets that generates cash inflows from continuing use independently) to which the asset belongs.

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Reversals of impairment loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Inventories

Inventories comprise ship stores, which include bunker fuel stores, and trading goods.

Initial ship stores are capitalized as part of the costs of the vessels. Subsequent purchases of ship stores are charged as operating expenses to the extent that they are consumed during the year. Ship stores unused at the balance sheet date are carried forward as inventories at the lower of cost and net realizable value. Trading goods are stated at the lower of cost and net realizable value.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Inventories *(Continued)*

Cost, which comprises all costs of purchase and, where applicable, other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Provisions

A provision is recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Expenditures for which a provision has been recognized are charged against the related provision in the year in which the expenditures are incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation.

Cash equivalents

For the purpose of consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value, net of bank overdraft.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments as the principal reporting format and no geographical segments analysis is presented on the Group's chartering freight and hire business as it cannot be attributable to any particular geographical location.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Unallocated items mainly comprise financial assets, bank overdrafts, the amount due to holding company, financing expenses and minority interests.

3. TURNOVER AND REVENUE

The principal activity of the Company is investment holding. Its subsidiaries are principally engaged in the businesses of ship chartering, ship owning, transportation and warehousing.

Turnover and revenue recognized by category are analyzed as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
Turnover		
Chartering freight and hire:		
Hire income under time charter from owned vessels	**27,616**	24,612
Other chartering freight and hire income	**42,082**	54,010
Transportation and warehousing	**441**	403
	70,139	79,025
Other revenue		
Dividend and investment income from co-operative joint ventures	**1,251**	1,048
Interest income	**767**	2,043
Revenue	**72,157**	82,116

4. STAFF COSTS

	Group	
	2002	2001
	US$'000	*US$'000*
Wages and salaries	**2,380**	3,100
Pension cost, net of forfeited contributions of US$29,000 (2001: US$149,000)	**104**	4
	2,484	3,104

The number of persons employed at balance sheet date was 75 (2001: 77).

5. (LOSS) PROFIT FROM OPERATIONS

	Group	
	2002	2001
	US$'000	*US$'000*
This is stated after charging (crediting):		
Directors' emoluments:		
Fees	**766**	766
Other emoluments	**–**	–
Auditors' remuneration	**49**	50
Cost of inventories	**6,367**	5,196
Hire payment under time charter	**30,595**	40,641
Operating lease charges in respect of land and buildings	**122**	154
Exchange loss (gain), including unrealized provision, for foreign currency exposures	**7,097**	(6,631)
Loss on disposal/written off of fixed assets, other than investment properties	**604**	3
Loss on disposal of an investment property	**110**	–
Gain on termination of investment in toll road	**(541)**	–
Net loss on disposal of short-term investments, including unrealized holding loss of US$1,145,000 (2001: US$808,000)	**1,114**	2,378
Revaluation deficit of an investment property	**–**	38
Write-back of provision for bad and doubtful debts	**(19)**	(1,358)
Write-back of claims provision	**–**	(700)
Provision for claim receivable	**3,872**	–

6. INTEREST EXPENSES

	Group	
	2002	2001
	US$'000	*US$'000*
Interest on bank loans and overdrafts:		
Wholly repayable within five years	**528**	1,161
Not wholly repayable within five years	**1,983**	1,453
	2,511	2,614

7. TAXATION

Tax has not been provided as the Group has no assessable profit for the year. For the year of 2001, *taxation in the consolidated income statement represented under-provision in respect of prior years.*

There was no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company for the year.

The Company has received from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset gain or appreciation or any tax in the nature of estate duty or inheritance tax, the imposition of such tax shall not until 28 March 2016 be applicable to the Company or to any of its operations, or to the shares, debentures or other obligations of the Company.

The major components of deferred taxation not (credited) provided for the year are as follows:

	Group	
	2002 ***US$'000***	2001 *US$'000*
Excess of depreciation over tax allowances	**(524)**	(42)
Tax losses (arising) utilized	**(766)**	204
	(1,290)	162

8. (LOSS) EARNINGS PER SHARE

The calculation of basic (loss) earnings per share is based on net loss attributable to shareholders for the year of US$11,577,000 (2001: profit attributable to shareholders of US$3,325,000) and the weighted average number of 98,428,341 (2001: 98,428,341) shares in issue during the year.

Diluted (loss) earnings per share was not presented as there was no potential ordinary share in issue in all relevant years presented.

9. FIXED ASSETS

Group

	Motor vessels	Vessels under construction	Leasehold land and buildings	Investment property	Others	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Cost or valuation						
At 1 January 2002	169,762	13,228	14,181	731	7,806	205,708
Additions	1,048	51,203	–	–	67	52,318
Disposals/write off	(13,575)	–	–	(731)	(1,096)	(15,402)
Transfer upon completion	64,431	(64,431)	–	–	–	–
At 31 December 2002	**221,666**	**–**	**14,181**	**–**	**6,777**	**242,624**
Accumulated depreciation and impairment losses						
At 1 January 2002	56,238	–	10,536	–	7,498	74,272
Charge for the year	7,829	–	59	–	152	8,040
Eliminated on disposals/written off	(7,372)	–	–	–	(1,093)	(8,465)
Impairment loss for the year	638	–	317	–	–	955
At 31 December 2002	**57,333**	**–**	**10,912**	**–**	**6,557**	**74,802**
Net book value						
At 31 December 2002	**164,333**	**–**	**3,269**	**–**	**220**	**167,822**
At 1 January 2002	113,524	13,228	3,645	731	308	131,436

All motor vessels are held for use under operating leases.

The properties are held under long leases and their net book values are analyzed as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
Held in Hong Kong	**3,232**	3,606
Held outside Hong Kong	**37**	39
Investment property in Hong Kong	**–**	731
	3,269	4,376

10. INTERESTS IN SUBSIDIARIES

	Company	
	2002	2001
	US$'000	*US$'000*
Unlisted shares, at cost	**8,724**	8,724
Due from subsidiaries, net of provision	**98,359**	121,509
Due to subsidiaries	**(533)**	(2,355)
	106,550	127,878

Details of the Company's principal subsidiaries are set out in note 30 to the financial statements.

11. OTHER INVESTMENTS

	Group	
	2002	2001
	US$'000	*US$'000*
Toll road, at cost	**2,000**	2,000
Less: Accumulated amortization	**(791)**	(694)
Less: Eliminated on termination	**(1,209)**	–
	–	1,306
Co-operative joint ventures, at cost	**10,083**	10,083
Less: Accumulated amortization	**(2,785)**	(2,460)
	7,298	7,623
Less: Accumulated impairment losses	**(3,079)**	(3,079)
	4,219	4,544
	4,219	5,850

Year ended 31 December 2002

12. OTHER NON-CURRENT ASSETS

	Group	
	2002	2001
	US$'000	*US$'000*
Deferred drydocking expenses, at cost	**1,846**	1,864
Less: Amount written off	**(1,309)**	(1,399)
	537	465

13. INVENTORIES

	Group	
	2002	2001
	US$'000	*US$'000*
Ship stores	**210**	311
Trading goods	**1**	1
	211	312

Inventories at balance sheet date were carried at cost.

14. SHORT-TERM INVESTMENTS

	Group	
	2002	2001
	US$'000	*US$'000*
Debt securities, at fair value:		
Listed outside Hong Kong	**96**	83
Unlisted	**995**	1,990
	1,091	2,073
Equity securities, at fair value:		
Listed in Hong Kong	**2,132**	1,161
Listed outside Hong Kong	**199**	312
	2,331	1,473
	3,422	3,546

15. ISSUED CAPITAL

	Company		
	Number of *ordinary* shares of US$0.50 each	**Number of *ordinary* shares of US$0.05 each**	**Amount**
			US$'000
Authorized:			
At 1 January 2001, 31 December 2001 and 1 January 2002	800,000,000	–	400,000
Capital reduction	(800,000,000)	800,000,000	(360,000)
At 31 December 2002	**–**	**800,000,000**	**40,000**
Issued and fully paid:			
At 1 January 2001, 31 December 2001 and 1 January 2002	98,428,341	–	49,214
Capital reduction	(98,428,341)	98,428,341	(44,293)
At 31 December 2002	**–**	**98,428,341**	**4,921**

At the annual general meeting of the Company held on 9 May 2002, the resolutions in respect of the reduction of capital, adjustment of nominal value of the issued shares of the Company and cancellation and increase in authorized but unissued share capital ("Capital Reduction") were approved by the shareholders. The effects of the Capital Reduction of the Company were as follows:

(a) the paid-up and nominal value of the issued shares was reduced by US$0.45 per share by cancelling an equivalent amount of paid-up capital per share so that the nominal value of each such share will be reduced from US$0.50 to US$0.05. Based upon the number of shares in issue as at 9 May 2002, the issued share capital of the Company of US$49,214,170.50 consisting of 98,428,341 shares of US$0.50 each was reduced by US$44,292,753.45 to US$4,921,417.05 consisting of 98,428,341 shares of US$0.05 each;

(b) the credit amount of US$44,292,753.45 arising from the reduction referred to in (a) above was credited to the contributed surplus account of the Company. The amounts in the contributed surplus account can be applied in the future for any purpose at the discretion of the Directors or as the Directors may, from time to time, think fit; and

15. ISSUED CAPITAL *(Continued)*

(c) all of the authorized but unissued share capital of the Company (which included the additional authorized but unissued share capital resulting from the reduction referred to in (a) above) in the total amount of US$395,078,582.95 were cancelled and subsequently increased by US$35,078,582.95 to US$40,000,000.00 by the creation of 701,571,659 shares of US$0.05 each. On completion, the authorized share capital of the Company was US$40,000,000.00 comprising 800,000,000 shares of US$0.05 each, of which 98,428,341 shares were issued and fully paid.

At balance sheet date, the Company had 1,588 (2001: 1,697) shareholders. The major shareholders holding more than 1% of the outstanding shares at the balance sheet date were as follows:

Shareholder's name	Percentage holding of shares
Jinhui Holdings Company Limited	50.90
Euroclear Bank S.A./N.V. ('BA')	11.53
Hafslund Invest AS	5.89
Skagen Vekst	2.43
Odin Maritim	1.83
Part Invest AS	1.47
Erga Morten	1.15
Tine Pensjonskasse	1.02
	76.22

All shares are registered on the Norwegian Registry of Securities.

16. RESERVES

Share premium

The application of the share premium account is governed by Section 40(2) of the Companies Act 1981 of Bermuda.

Contributed surplus

The credit amount of approximately US$44,293,000 arising from the Capital Reduction was transferred to the contributed surplus account of the Company. The contributed surplus will be dealt with in accordance with Section 54 of the Companies Act 1981 of Bermuda.

Reserves of the Company available for distribution to shareholders amounting to US$31,808,000 (2001: US$19,557,000).

17. VESSEL MORTGAGE LOANS AND SECURED BANK OVERDRAFT

	Group	
	2002	2001
	US$'000	*US$'000*
The maturity of vessel mortgage loans and secured bank overdraft is as follows:		
Within one year	**10,215**	13,026
After one year but within two years	**7,765**	7,291
After two years but within five years	**23,296**	13,243
After five years	**56,358**	32,810
	97,634	66,370
Less: Amount repayable within one year and included in current liabilities		
Vessel mortgage loans	**(7,765)**	(8,191)
Secured bank overdraft	**(2,450)**	(4,835)
Amount repayable after one year	**87,419**	53,344

18. DUE TO HOLDING COMPANY

The amount due to holding company is unsecured, interest-free and has no fixed repayment terms.

19. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Cash generated from operations

	Group	
	2002	2001
	US$'000	*US$'000*
(Loss) Profit before taxation	**(11,593)**	3,330
Depreciation and amortization	**8,462**	6,898
Interest income	**(767)**	(2,043)
Interest expenses	**2,511**	2,614
Dividend income from short-term investments	**(191)**	(60)
Dividend and investment income, including toll income	**(1,581)**	(1,408)
Loss on disposal/written-off of fixed assets, other than investment properties	**604**	3
Loss on disposal of an investment property	**110**	–
Gain on termination of investment in toll road	**(541)**	–
Loss on disposal of a subsidiary	**–**	41
Provision for impairment loss of fixed assets	**955**	6,541
Revaluation deficit of an investment property	**–**	38
Write-back of provision for bad and doubtful debts	**(19)**	(1,358)
Write-back of claims provision	**–**	(700)
Provision for claim receivable	**3,872**	–
Net drydocking expenses (deferred) written off	**(72)**	451
Effects of exchange rates movement	**2,689**	(4,324)
Changes in working capital:		
Inventories	**101**	376
Short-term investments	**124**	7,384
Trade receivables	**115**	4,716
Prepayments, deposits and other receivables	**162**	439
Trade payables	**(1,516)**	(1,963)
Accrued charges and other payables	**(513)**	1,471
Due to holding company	**(36)**	(51)
Cash generated from operations	**2,876**	22,395

19. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) Analysis of the balances of cash and cash equivalents

	Group	
	2002	2001
	US$'000	*US$'000*
Bank balances and cash	**10,130**	25,821
Secured bank overdraft	**(2,450)**	(4,835)
	7,680	20,986

20. DEFERRED TAXATION

A potential deferred tax asset has not been recognized in the financial statements in respect of tax losses available to set off future profits as it is not certain that the tax losses will be utilized in the foreseeable future.

At balance sheet date, the major components of deferred taxation (assets) liabilities unprovided are as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
Excess of depreciation over tax allowances	**(369)**	–
Excess of tax allowances over depreciation	**–**	155
Tax losses carried forward	**(5,931)**	(5,165)
	(6,300)	(5,010)

21. PLEDGE OF ASSETS

The Group

At balance sheet date, the Group had certain credit facilities which were secured by the followings:

(a) Legal charges on the Group's motor vessels and leasehold land and buildings with an aggregate net book value of US$144,721,000 (2001: US$110,575,000);

(b) Deposits totalling US$3,906,000 (2001: US$945,000) of the Group placed with banks;

(c) Short-term investments in securities of fair values totalling US$2,744,000 (2001: US$2,436,000) placed with a bank;

(d) Legal charges on shares of seven ship owning subsidiaries of the Company; and

(e) Assignment agreements entered into with banks assigning seven ship owning subsidiaries' chartering income in favour of banks.

The Company

At balance sheet date, the Company had pledged its bank deposits of US$2,000,000 (2001: US$Nil) to secure banking facilities granted to its subsidiaries.

22. COMMITMENTS

(a) Capital expenditure commitments

At balance sheet date, the Group had no material capital expenditure commitment. As at 31 December 2001, there were outstanding capital commitments relating to the newbuildings of three dry bulk vessels at total purchase price of US$63,450,000 and the total amount contracted but not provided for (net of deposits paid) was US$50,670,000.

22. COMMITMENTS *(Continued)*

(b) Commitments under operating leases (as lessee)

At balance sheet date, the total of future minimum lease payments under non-cancellable operating leases for each of the following periods of the Group are:

	Group	
	2002	2001
	US$'000	*US$'000*
Within one year:		
Land and buildings	**36**	36
Time charter hire	**24,377**	24,334
	24,413	24,370
After one year but within five years:		
Land and buildings	**–**	36
Time charter hire	**28,126**	49,404
	28,126	49,440
	52,539	73,810

(c) Commitments under operating leases (as lessor)

At balance sheet date, the total of future minimum lease payments receivables under non-cancellable operating leases for each of the following periods of the Group are:

	Group	
	2002	2001
	US$'000	*US$'000*
Within one year:		
Land and buildings	**–**	11
Time charter hire	**19,597**	6,539
	19,597	6,550
After one year but within five years:		
Time charter hire	**6,223**	–
	25,820	6,550

23. SEGMENTAL INFORMATION

(a) (i) Consolidated income statement by business segments – 2002

	Chartering freight and hire	Trading	Investments in China	Other operations	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover	69,698	–	441	–	70,139
Other operating income	5,213	–	1,360	79	6,652
	74,911	–	1,801	79	76,791
Operating expenses	(66,020)	–	(1,157)	(338)	(67,515)
Other net (expenses) income	(678)	–	541	(10,526)	(10,663)
Depreciation and amortization	(7,840)	–	(429)	(193)	(8,462)
Profit (Loss) from operations	373	–	756	(10,978)	(9,849)
Interest income					767
Interest expenses					(2,511)
Loss before taxation					(11,593)
Taxation					–
Loss from ordinary activities after taxation					(11,593)
Minority interests					16
Net loss for the year					(11,577)

23. SEGMENTAL INFORMATION *(Continued)*

(a) (ii) Consolidated income statement by business segments – 2001

	Chartering freight and hire *US$'000*	Trading *US$'000*	Investments in China *US$'000*	Other operations *US$'000*	Total *US$'000*
Turnover	78,622	–	403	–	79,025
Other operating income	7,400	–	1,086	88	8,574
	86,022	–	1,489	88	87,599
Operating expenses	(77,788)	1,641	(1,347)	(4)	(77,498)
Other net (expenses) income	(41)	–	8	7,272	7,239
Depreciation and amortization	(6,220)	–	(441)	(237)	(6,898)
Profit (Loss) from operations	1,973	1,641	(291)	7,119	10,442
Provision for impairment loss of fixed assets	(5,969)	–	–	(572)	(6,541)
	(3,996)	1,641	(291)	6,547	3,901
Interest income					2,043
Interest expenses					(2,614)
Profit before taxation					3,330
Taxation					(19)
Profit from ordinary activities after taxation					3,311
Minority interests					14
Net profit for the year					3,325

(iii) The Group's chartering freight and hire business cannot be attributable to any particular geographical location. The Group's trading and investments in China operations are mainly carried out in mainland China. The Group's other operations, including property investments and short-term investments, are mainly carried out in Hong Kong.

23. SEGMENTAL INFORMATION *(Continued)*

(b) (i) Consolidated balance sheet by business segments – 2002

	Chartering freight and hire US$'000	Trading US$'000	Investments in China US$'000	Other operations US$'000	Total US$'000
Allocated assets					
Fixed assets	164,351	–	47	3,424	167,822
Other investments	–	–	4,219	–	4,219
Other non-current assets	537	–	–	–	537
Current assets	3,455	44	112	3,982	7,593
Total segment assets	168,343	44	4,378	7,406	180,171
Unallocated assets					
Pledged deposits					3,906
Bank balances and cash					10,130
Total assets					194,207
Allocated liabilities					
Total segment liabilities	102,212	142	294	2,206	104,854
Unallocated liabilities					
Due to holding company					19
Secured bank overdraft					2,450
Total liabilities					107,323
Capital expenditure incurred during the year	52,253	–	1	64	52,318

23. SEGMENTAL INFORMATION *(Continued)*

(b) (ii) Consolidated balance sheet by business segments – 2001

	Chartering freight and hire	Trading	Investments in China	Other operations	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Allocated assets					
Fixed assets	126,779	–	53	4,604	131,436
Other investments	–	–	5,850	–	5,850
Other non-current assets	465	–	–	–	465
Current assets	3,910	24	207	7,927	12,068
Total segment assets	131,154	24	6,110	12,531	149,819
Unallocated assets					
Pledged deposits					945
Bank balances and cash					25,821
Total assets					176,585
Allocated liabilities					
Total segment liabilities	70,859	47	265	2,047	73,218
Unallocated liabilities					
Due to holding company					55
Secured bank overdraft					4,835
Total liabilities					78,108
Capital expenditure incurred during the year	40,287	–	2	26	40,315

24. CONTINGENT LIABILITIES

At balance sheet date, contingent liabilities not provided for in the financial statements are as follows:

	Group		Company	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Guarantees to secure banking facilities granted to subsidiaries	**–**	–	**131,048**	122,971
Other bank guarantees	**38**	62	**–**	–
	38	62	**131,048**	122,971

Banking facilities granted by the banks to certain subsidiaries were guaranteed by the Company. At balance sheet date, the amount of such facilities utilized was US$97,634,000 (2001: US$66,370,000).

25. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement scheme and a mandatory provident fund scheme. It is optional for all qualified employees to choose either of the schemes. The assets of the schemes are held separately from those of the Group in their respective schemes managed by an independent trustee. The pension costs charged represent contribution payable to the funds by the Group at rates specified in the rules of the schemes.

The contributions to the defined contribution retirement scheme vest in employees according to a vesting percentage set out in the scheme. When employees leave the scheme prior to being vested fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. On the other hand, the contributions to the mandatory provident fund scheme vest immediately and fully in employees once the contributions are payable by the Group. There is no forfeited contribution when employees leave the mandatory provident fund scheme.

26. DIRECTORS' INTERESTS IN CONTRACTS

Vintage Investments Limited ("Vintage") entered into a consultancy agreement dated 28 September 1999 with the Company pursuant to which Vintage agreed to provide the consultancy services to the Company for a quarterly fee of £2,500 (approximately US$3,900) and an amount up to 1% on the total value of any project where Vintage has undertaken consultancy. The agreement is terminable by giving 30 days prior notice to the other.

26. DIRECTORS' INTERESTS IN CONTRACTS *(Continued)*

Mr. So Wing Hung Peter, a director of the Company is a shareholder and a director of Vintage. Consultancy fee in the amount of £10,000 (approximately US$15,000) (2001: £10,000) has been paid during the year under the agreement.

Other than as disclosed above, none of the directors has a service agreement with any member of the Group which is not terminable within one year without payment of compensation other than statutory compensation.

27. RELATED PARTY TRANSACTIONS

Save as disclosed elsewhere in these financial statements, during the year, the Group had the following related party transactions:

(a) Receipt of an administrative fee of US$417,000 (2001: US$394,000) from a holding company.

(b) Payment of rental charges in the amount of US$9,000 (2001: US$23,000) to fellow subsidiaries.

28. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company is Fairline, a company incorporated in the British Virgin Islands.

29. COMPARATIVE FIGURES

The Group adopted the revised SSAP 15 "Cash flow statement" during the year, which requires reporting cash flows classified by operating, investing and financing activities. The comparative figures have been restated in order to achieve a consistent presentation.

30. PRINCIPAL SUBSIDIARIES

Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
Incorporated in Bermuda				
# Jinhui MetCoke Limited	12,000 ordinary shares of US$1 each	100%	Investment holding	Worldwide
Incorporated in the British Virgin Islands				
Advance Rich Limited	1 share of US$1 each	100%	Investment	Worldwide
# Jin Hui Shipping Inc.	50,000 shares of US$1 each	100%	Investment holding	Worldwide
# Jinhui Investments Limited	1 share of US$1 each	100%	Investment holding	Worldwide
# Jinhui Transportation Inc.	1,000 shares of US$1 each	100%	Investment holding	Worldwide
Incorporated in Hong Kong				
Fair Fait International Limited	2 shares of HK$1 each	100%	Property investment	Hong Kong
Goldbeam International Limited	5,000,000 shares of HK$1 each	100%	Ship management services, shipping agent and investment	Hong Kong
Monocosmic Limited	10,000 shares of HK$1 each	100%	Property investment	Hong Kong
Incorporated in the Republic of Liberia				
Galsworthy Limited	1 registered share of US$1 each	100%	Ship chartering	Worldwide
Goldbeam Shipping Inc.	100 registered share of US$1 each	100%	Ship chartering	Worldwide
Jinbi Shipping Ltd.	1 registered share of US$1 each	100%	Ship owning	Worldwide
Paxton Enterprises Limited	500 registered shares of US$1 each	100%	Ship chartering	Worldwide
Wonder Enterprises Limited	500 registered shares of US$1 each	100%	Ship chartering	Worldwide

30. PRINCIPAL SUBSIDIARIES *(Continued)*

Name	Issued and paid-up capital	Attributable equity interest	Principal activities	Place of operation
Incorporated in the Republic of Panama				
Jinan Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinda Shipping Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinfeng Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinhui Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinkang Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinli Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinping Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinsheng Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jinshun Shipping Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Jintai Marine Inc.	2 common shares of US$1 each	100%	Ship owning	Worldwide
Rimpacific Navigation Inc.	2 common shares of US$1 each	100%	Investment	Worldwide
Incorporated in the State of Delaware, United States of America				
Jinhui Shipping (USA) Inc.	500 shares of US$1 each	100%	Shipping agent	United States of America

\# *These are direct subsidiaries of the Company. All other companies are indirect subsidiaries.*